David Faiman

Chief Financial Officer

646-507-5711

david.faiman@staffing360solutions.com

May 14, 2019

Via EDGAR and regular mail

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Robert Shapiro, Senior Staff Accountant

RE:Staffing 360 Solutions, Inc.

File No. 001-37575

Dear Mr. Shapiro:

This is to respond to your letter dated May 10, 2019 directed to Brendan Flood, Chairman and Chief Executive Officer of Staffing 360 Solutions, Inc. (the “Company”). I hereby confirm, on behalf of the Company, that in future filings, beginning with its most recently filed Form 10-Q for the period ended March 30, 2019, the Company will provide a reconciliation of Pro Forma Trailing Twelve Months (TTM) Adjusted EBITDA to the nearest GAAP measure in all future filings and earnings releases.

Sincerely,

/s/ David Faiman

David Faiman

Chief Financial Officer

NASDAQ: STAF

Staffing 360 Solutions, Inc.

641 Lexington Avenue, 27th Floor • New York, NY 10022

646.507.5710 • www.staffing360solutions.com